                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                  for the quarterly period ended June 30, 1999

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre
                       Marlborough Street & Navy Lyon Road
                        P.O. Box SS-6293, Nassau, Bahamas
                     (Address of principal executive office)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F     X          Form 40- F
                                   ---------                 ----------


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes                   No     X
                                 ---------           ----------


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1999



INDEX



PART I:  FINANCIAL INFORMATION                                              PAGE

Item 1. Financial Statements

                  Consolidated Statements of Income
                       and Retained Earnings for the three months
                       ended June 30, 1999 and 1998............................3

                  Consolidated Balance Sheets -
                       June 30, 1999 and March 31, 1999........................4

                  Consolidated Statements of Cash Flows
                       for the three months ended June 30, 1999
                       and 1998................................................5

                  Notes to the Consolidated Financial
                       Statements..............................................6

Item 2. Management's Discussion and Analysis of
                       Financial Condition and Results of Operations..........13

Item 3. Market Rate Risks.....................................................19

PART II: OTHER INFORMATION....................................................20

SIGNATURES....................................................................21

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)

                                                                       Three Months Ended June 30,
                                                                       1999                   1998
                                                                         $                      $
                                                                                (Unaudited)
       NET VOYAGE REVENUES
       Voyage revenues                                                 98,626               109,433
       Voyage expenses                                                 27,707                22,846
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       Net voyage revenues                                             70,919                86,587
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       OPERATING EXPENSES
       Vessel operating expenses                                       23,326                20,774
       Time-charter hire expense                                        8,880                 5,253
       Depreciation and amortization                                   19,645                24,291
       General and administrative                                       7,137                 5,276
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

                                                                       58,988                55,594
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       Income from vessel operations                                   11,931                30,993
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       OTHER ITEMS
       Interest expense                                               (10,738)              (14,034)
       Interest income                                                  1,629                 2,015
       Other (loss) income (note 8)                                    (2,090)                6,474
       ----------------------------------------------- ----------- ------------ --------- -------------- ---


                                                                      (11,199)               (5,545)
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       Net income                                                         732                25,448
       Retained earnings, beginning of the period                     446,897               428,102
       ----------------------------------------------- ----------- ------------ --------- -------------- ---
                                                                      447,629               453,550
       Dividends declared                                              (6,804)               (6,199)
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       Retained earnings, end of the period                           440,825               447,351
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

       Earnings per common share (note 7)
       -basic and diluted                                               $0.02                 $0.87
       ----------------------------------------------- ----------- ------------ --------- -------------- ---

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                                       As at                 As at
                                                                      June 30,             March 31,
                                                                        1999                 1999
                                                                          $                    $
                                                                    (Unaudited)
        ASSETS
        Current
        Cash and cash equivalents                                     168,418               118,435
        Marketable securities (note 3)                                                        8,771
        Accounts receivable                                            21,584                22,995
        Prepaid expenses and other assets                              26,769                16,195
        ------------------------------------------------------- -- --------------- ----- -------------

        Total current assets                                          216,771               166,396
        ------------------------------------------------------- -- --------------- ----- -------------

        Marketable securities (note 3)                                  5,052                 5,050

        Vessels and equipment (notes 6 and 9)
        At cost, less accumulated depreciation of $576,073
            (March 31, 1999 - $557,946)                             1,637,177             1,218,916
        Advances on newbuilding contracts                              63,666                55,623
        ------------------------------------------------------- -- --------------- ----- -------------

        Total vessels and equipment                                 1,700,843             1,274,539
        ------------------------------------------------------- -- --------------- ----- -------------
        Investment in  joint venture                                   18,603
        Other assets                                                   10,076                 6,235
        ------------------------------------------------------- -- --------------- ----- -------------

                                                                    1,951,345             1,452,220
        ------------------------------------------------------- -- --------------- ----- -------------

        LIABILITIES AND STOCKHOLDERS' EQUITY
        Current
        Accounts payable                                               11,972                11,926
        Accrued liabilities                                            52,097                21,185
        Current portion of long-term debt (note 6)                     42,691                39,058
        ------------------------------------------------------- -- --------------- ----- -------------

        Total current liabilities                                     106,760                72,169
        ------------------------------------------------------- -- --------------- ----- -------------

        Long-term debt (note 6)                                       969,305               602,661
        Other long-term liabilities                                       561
        ------------------------------------------------------- -- --------------- ----- -------------

        Total liabilities                                           1,076,626               674,830
        ------------------------------------------------------- -- --------------- ----- -------------
        Minority interest                                               5,972
        Stockholders' equity

        Capital stock (note 7)                                        427,922               330,493
        Retained earnings                                             440,825               446,897
        ------------------------------------------------------- -- --------------- ----- -------------

        Total stockholders' equity                                    868,747               777,390
        ------------------------------------------------------- -- --------------- ----- -------------

                                                                    1,951,345             1,452,220
        ------------------------------------------------------- -- --------------- ----- -------------

Commitments and contingencies (notes 6 and 9)
The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                                                       Three Months Ended June 30,
                                                                       1999                   1998
                                                                         $                      $
                                                                                (Unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income                                                               732                 25,448
Add charges to operations not requiring
  a payment of cash and cash equivalents:
       Depreciation and amortization                                  19,645                 24,291
       Gains on disposition of assets                                                        (7,117)
       Other - net                                                       416                    346
Change in non-cash working capital items related to
 operating activities                                                  6,024                  1,006
------------------------------------------------------ ----------- ------------ -------- --------------- ---

Net cash flow from operating activities                               26,817                 43,974
------------------------------------------------------ ----------- ------------ -------- --------------- ---

FINANCING ACTIVITIES
Proceeds from long-term debt                                                                 30,000
Scheduled repayments of long-term debt                               (15,423)               (14,393)
Prepayment of long-term debt                                                               (115,000)
Net proceeds from issuance of Common Stock                                                   68,866
Cash dividends paid                                                   (6,797)                (5,828)
Other                                                                                          (250)
------------------------------------------------------ ----------- ------------ -------- --------------- ---

Net cash flow from financing activities                              (22,220)               (36,605)
------------------------------------------------------ ----------- ------------ -------- --------------- ---

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                (9,462)               (37,720)
Expenditures for drydocking                                             (847)                (2,386)
Expenditure for purchase of Bona Shipholding Ltd.
(net of cash acquired of $91,658)                                     46,971
Proceeds from disposition of assets                                                          23,435
Proceeds on sale of available-for-sale securities                      8,724
------------------------------------------------------ ----------- ------------ -------- --------------- ---

Net cash flow from investing activities                               45,386                (16,671)
------------------------------------------------------ ----------- ------------ -------- --------------- ---

Increase (decrease) in cash and cash equivalents                      49,983                 (9,302)
Cash and cash equivalents, beginning of the period                   118,435                 87,953
------------------------------------------------------ ----------- ------------ -------- --------------- ---

Cash and cash equivalents, end of the period                         168,418                 78,651
------------------------------------------------------ ----------- ------------ -------- --------------- ---

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
            (Information as at June 30, 1999, and for the Three-Month
               Periods Ended June 30, 1999 and 1998 is unaudited)

1. Basis of Presentation

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1999. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month period ended June 30, 1999 are not necessarily indicative of those for a full fiscal year.

2. Acquisition of Bona Shipholding Ltd.

     On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.


The following table shows comparative summarized condensed pro forma financial information for the three months ended June 30, 1999 and 1998 and gives effect to the acquisition as if it had taken place April 1, 1998:

                                                        Pro Forma
                                                       Three Months
                                                       Ended June 30
                                                   1999            1998
                                                    $               $
-------------------------------------------------------------------------
Net voyage revenues                               95,038         124,727
Net (loss) income                                 (2,145)         39,371
Net (loss) income per common share
- basic & diluted                                  (0.06)           1.10
-------------------------------------------------------------------------


3.  Marketable  Securities

     The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

4. Cash Flows

     Cash interest paid during the three-month periods ended June 30, 1999 and 1998 totalled approximately $13,387,000 and $7,383,000, respectively.

5. Income Taxes

     The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
            (Information as at June 30, 1999, and for the Three-Month
               Periods Ended June 30, 1999 and 1998 is unaudited)


6.       Long-Term Debt


                                                                                       June 30,         March 31,
                                                                                         1999            1999
                                                                                           $               $
           --- ------------------------------------------------------------- ----- ------------ -- ------------- ---
               Revolving Credit Facilities                                             544,000          169,000
               First Preferred Ship Mortgage Notes (8.32%)
                 U.S. dollar debt due through 2008                                     225,000          225,000
               Floating rate (LIBOR + 0.50% to 1%)
                 U.S. dollar debt due through 2009                                     242,996          247,719
           --- ------------------------------------------------------------- ----- ------------ -- ------------- ---
                                                                                     1,011,996          641,719
               Less current portion                                                     42,691           39,058
           --- ------------------------------------------------------------- ----- ------------ -- ------------- ---
                                                                                       969,305          602,661
           --- ------------------------------------------------------------- ----- ------------ -- ------------- ---

     The Company has two long-term Revolving Credit Facilities (the "Revolvers") available which, as at June 30, 1999, provided for borrowings of up to $655.0 million. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at June 30, 1999 the margins were + 0.50% and + 0.775%. The Revolvers are collaterized by first priority mortgages granted on twenty-nine of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collaterized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by the seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1999, the fair value of these net assets approximated $185 million.

     Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

     As at June 30, 1999, the Company was committed to a series of interest rate swap agreements whereby $100.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 67.7 months. The swap agreements expire in February 2005. These arrangements effectively change the Company's interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (all tabular amounts stated in thousands of U.S. dollars except share data)
            (Information as at June 30, 1999, and for the Three-Month
               Periods Ended June 30, 1999 and 1998 is unaudited)

7.       Capital Stock

               Authorized
               25,000,000       Preferred Stock with a par value of $1 per share
              125,000,000       Common Stock with no par value

           ------------------------- ---------------------------------------------------- ----------- --------------
                                                             Common        Thousands of   Preferred   Thousands of
           Issued and outstanding                            Stock            shares        Stock        shares
                                                               $                              $
           ------------------------------------------- -- ------------- -- -------------- ----------- --------------
           Balance March 31, 1999                              330,493            31,648      0             0
           June 11, 1999 Common Stock issued
              on acquisition of Bona                            97,422             6,415
           Reinvested dividends                                      7                 0
           ------------------------------------------- -- ------------- -- -------------- ----------- --------------

           Balance June 30, 1999                               427,922            38,063      0             0
           ------------------------------------------- -- ------------- -- -------------- ----------- --------------

     As at June 30, 1999, the Company had reserved 3,641,750 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at June 30, 1999, options to purchase a total of 2,586,866 shares of the Company's Common Stock were outstanding, of which 1,030,523 options were then exercisable at prices ranging from $21.50 to $33.50 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $33.50 per share. All outstanding options expire between July 19, 2005 and June 1, 2009, ten years after the date of each respective grant. In addition, as a result of the acquisition of Bona, the Company has an obligation to grant an additional 185,000 options at an exercise price of $18.56 per share to key members of Bona's senior management. The Company's basic earnings per share is based upon the following weighted average number of common shares outstanding: 32,987,909 shares for the three months ended June 30, 1999; and 29,303,499 shares for the three months ended June 30, 1998. Diluted earnings per share is based upon the following weighted average number of common shares outstanding: 32,998,350 shares for the three months ended June 30, 1999; and 29,416,055 shares for the three months ended June 30, 1998.

8.       Other (Loss) Income

                                                                                          Three Months


                                                                                         Ended June 30
                                                                                      1999            1998
                                                                                        $               $
           -- ------------------------------------------------------------------ ---------------- -------------- ---
              Gain on disposition of assets                                                            7,117
              Foreign exchange loss                                                     (16)             (81)
              Income tax provision - deferred                                          (500)            (562)
              Miscellaneous - net                                                    (1,574)
           -- ------------------------------------------------------------------ ---------------- -------------- ---
                                                                                     (2,090)           6,474
           -- ------------------------------------------------------------------ ---------------- -------------- ---


9.       Commitments and Contingencies

     As at June 30, 1999, the Company was committed to the construction of two newbuilding Aframax vessels scheduled for delivery in July and September of 1999 for an aggregate contract price of approximately $71.2 million. As at June 30, 1999, there had been payments made towards this commitment of approximately $63.7 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                          SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)



                                                       Three Months Ended June 30, 1999
                                         ----------------------------------------------------------------------------

                                              Teekay     8.32% Notes                                        Teekay
                                             Shipping     Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.     Subsidiaries   Subsidiaries    Eliminations    Subsidiaries
                                                 $             $              $               $              $
                                         ----------------------------------------------------------------------------
Net voyage revenues                                         9,298        106,371         (44,750)          70,919
Operating expenses                               91         7,945         95,702         (44,750)          58,988
                                         ----------------------------------------------------------------------------
   Income (loss) from vessel operations         (91)        1,353         10,669                           11,931
Net interest income (expense)                (4,773)                      (4,395)             59           (9,109)
Equity in net income of subsidiaries          5,596                                       (5,596)
Other income (loss)                                                        4,309          (6,399)          (2,090)
                                         ----------------------------------------------------------------------------
Net income                                      732         1,353         10,583         (11,936)             732
Retained earnings (deficit), beginning
of the period                               446,897       (33,570)       359,286        (325,716)         446,897
Dividends declared                           (6,804)                                                       (6,804)
                                         ----------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                      440,825       (32,217)       369,869        (337,652)         440,825
                                         ============================================================================

                                                       Three Months Ended June 30, 1998
                                         ----------------------------------------------------------------------------

                                              Teekay     8.32% Notes                                        Teekay
                                             Shipping     Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.     Subsidiaries   Subsidiaries    Eliminations    Subsidiaries
                                                 $             $              $               $              $
                                         ----------------------------------------------------------------------------

Net voyage revenues                                         9,423        129,797          (52,633)          86,587
Operating expenses                               68         9,131         99,028          (52,633)          55,594
                                         ----------------------------------------------------------------------------
   Income (loss) from vessel operations         (68)          292         30,769                            30,993
Net interest income (expense)                (7,987)           42         (4,074)                          (12,019)
Equity in net income of subsidiaries         33,503                                       (33,503)
Other income                                                              12,900           (6,426)           6,474
                                         ----------------------------------------------------------------------------
Net income                                   25,448           334         39,595          (39,929)          25,448
Retained earnings (deficit), beginning
of the period                               428,102       (34,324)       258,911         (224,587)         428,102
Dividends declared                           (6,199)                                                        (6,199)
                                         ----------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                      447,351       (33,990)       298,506         (264,516)         447,351
                                         ============================================================================

(See Note 6)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                          SCHEDULE A

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                     As at June 30, 1999
                                      -----------------------------------------------------------------------------------
                                                         8.32% Notes                                         Teekay
                                       Teekay Shipping    Guarantor     Non-Guarantor                    Shipping Corp.
                                            Corp.        Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                              $               $               $                $               $
                                      -----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                      218           38,877          129,323                           168,418
Other current assets                            36              784          143,390         (95,857)           48,353
                                      -----------------------------------------------------------------------------------
   Total current assets                        254           39,661          272,713         (95,857)          216,771
Vessels and equipment (net)                                 302,778        1,398,065                         1,700,843
Advances due from subsidiaries             206,409                                          (206,409)
Other assets (principally marketable
   securities, and investments in
   subsidiaries)                           894,996                            33,736        (895,001)           33,731
                                      -----------------------------------------------------------------------------------
                                         1,101,659          342,439        1,704,514      (1,197,267)        1,951,345
                                      ===================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                          7,912            1,088          194,323         (96,563)          106,760
Long-term debt                             225,000                           744,866                           969,866
Due to (from) affiliates                                      4,238          246,775        (251,013)
                                      -----------------------------------------------------------------------------------
   Total liabilities                       232,912            5,326        1,185,964        (347,576)        1,076,626
                                      -----------------------------------------------------------------------------------
Minority interest                                                              5,972                             5,972
STOCKHOLDERS' EQUITY
Capital stock                              427,922               23            5,943          (5,966)          427,922
Contributed capital                                         369,307          136,766        (506,073)
Retained earnings (deficit)                440,825          (32,217)         369,869        (337,652)          440,825
                                      -----------------------------------------------------------------------------------
   Total stockholders' equity              868,747          337,113          512,578        (849,691)          868,747
                                      -----------------------------------------------------------------------------------
                                         1,101,659          342,439        1,704,514      (1,197,267)        1,951,345
                                      ===================================================================================

                                                                     As at March 31, 1999
                                       ----------------------------------------------------------------------------------

                                                         8.32% Notes                                         Teekay
                                            Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                        Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                              $               $               $                $                $
                                       ----------------- ------------- ----------------- --------------- ----------------
ASSETS
Cash and cash equivalents                         5          33,313          85,117                            118,435
Other current assets                             28             768         142,414           (95,249)          47,961
                                       ----------------- ------------- ----------------- --------------- ----------------
  Total current assets                           33          34,081         227,531           (95,249)         166,396
Vessels and equipment (net)                                 306,764         967,775                          1,274,539
Advances due from subsidiaries              213,498                                          (213,498)
Other assets (principally marketable
   securities, and investments in
   subsidiaries)                            792,084                          11,290          (792,089)          11,285
                                       ----------------------------------------------------------------------------------
                                          1,005,615         340,845       1,206,596        (1,100,836)       1,452,220
                                       ================= ============= ================= =============== ================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                           3,225           1,095         163,844           (95,995)          72,169
Long-term debt                              225,000                         377,661                            602,661
Due to (from) affiliates                                      3,990         163,096          (167,086)
                                       ----------------- ------------- ----------------- --------------- ----------------
Total liabilities                           228,225           5,085         704,601          (263,081)         674,830
                                       ----------------- ------------- ----------------- --------------- ----------------
STOCKHOLDERS' EQUITY
Capital stock                               330,493              23           5,943            (5,966)         330,493
Contributed capital                                         369,307         136,766          (506,073)
Retained earnings (deficit)                 446,897         (33,570)        359,286          (325,716)         446,897
                                       ----------------- ------------- ----------------- --------------- ----------------
Total stockholders' equity                  777,390         335,760         501,995          (837,755)         777,390
                                       ----------------------------------------------------------------------------------
                                          1,005,615         340,845       1,206,596        (1,100,836)       1,452,220
                                       ================= ============= ================= =============== ================

(See Note 6)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                          SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                     Three Months Ended June 30, 1999
                                      ----------------------------------------------------------------------------------

                                                        8.32% Notes                                         Teekay
                                           Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                       Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                             $               $               $                $                $
                                      ----------------- ------------- ----------------- --------------- ----------------

Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
                                       ---------------------------------------------------------------------------------
Net cash flow from operating
   activities                                (79)           5,323          21,573                             26,817
                                       ---------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayments of long-term debt                                              (15,423)                           (15,423)
Other                                     (46,679)           249           39,633                             (6,797)
                                        --------------------------------------------------------------------------------
Net cash flow from financing
   activities                             (46,679)           249           24,210                            (22,220)
                                       --------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and
   equipment and drydocking                                   (8)         (10,301)                           (10,309)

Expenditure for purchase of Bona
   Shipholding Ltd.
   (net of cash acquired of $91,658)       46,971                         (46,971)
Other                                                                      55,695                             55,695
                                       -------------------------------------------------------------------------------
Net cash flow from investing
   activities                              46,971             (8)          (1,577)                            45,386
                                       -------------------------------------------------------------------------------
Increase in cash and cash equivalents         213          5,564           44,206                             49,983
Cash and cash equivalents, beginning
   of the period                                5         33,313           85,117                            118,435
                                       -------------------------------------------------------------------------------
Cash and cash equivalents, end of the
   period                                     218         38,877          129,323                            168,418
                                       ===============================================================================


                                                     Three Months Ended June 30, 1998
                                       ----------------------------------------------------------------------------------

                                                         8.32% Notes                                         Teekay
                                            Teekay        Guarantor     Non-Guarantor                    Shipping Corp.
                                        Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                              $               $               $                $                $
                                       ----------------- ------------- ----------------- --------------- ----------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
                                       ----------------------------------------------------------------------------------
Net cash flow from operating
   activities                                 (79)            4,684          39,369                           43,974
                                       ----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                 30,000                           30,000
Prepayments of long-term debt                                              (115,000)                        (115,000)
Repayments of long-term debt                                                (14,393)                         (14,393)
Net proceeds from issuance of Common
   Stock                                   68,866                                                             68,866
Other                                     (68,580)              790          61,712                           (6,078)
                                       ---------------------------------------------------------------------------------
Net cash flow from financing
   activities                                 286               790         (37,681)                         (36,605)
                                       ---------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and
equipment and drydocking                                      (285)         (37,435)                         (37,720)
Other                                                                        21,049                           21,049
                                       ---------------------------------------------------------------------------------
Net cash flow from investing                                  (285)         (16,386)                         (16,671)
   activities
                                       ---------------------------------------------------------------------------------
Increase (decrease) in cash and cash
   equivalents                                207            5,189          (14,698)                          (9,302)
Cash and cash equivalents, beginning
   of the period                               22           10,687           77,244                           87,953
                                       ---------------------------------------------------------------------------------
Cash and cash equivalents, end of the
   period                                     229           15,876           62,546                           78,651
                                       =================================================================================

(See Note 6)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1999
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Teekay Shipping Corporation (the "Company") has changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of our operating results to those of other companies in the transportation industry.

RESULTS OF OPERATIONS

General

     The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies. The Company's fleet consists of 74 vessels (including one newbuilding scheduled for delivery in September this year, three vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.4 million tonnes.

     During the quarter ended June 30, 1999, approximately 66% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In the quarter ended June 30, 1999, approximately 10% of net voyage revenues was generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 76% of the Company's net voyage revenue during the current quarter was derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 24% being derived from fixed-rate time charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

     Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

     In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time-chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in the arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The TCE rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the quarter ended June 30, 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $8.7 million and $23,992 respectively, and incurred vessel operating expenses of $2.9 million or $7,912 on a per ship per day basis. In comparison, during the quarter ended June 30, 1998, the Australian Vessels earned net voyage revenues and an average TCE rate of $9.1 million and $25,094, respectively, and incurred vessel operating expenses of $3.7 million, or $10,250 on a per ship per day basis.The results of operation for the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

     On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for an aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $29.5 million and net income of $16.6 million.

     The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing the effective date of the acquisition.


     As a result of this acquisition, the Company anticipates annual cost savings of approximately $10 million, commencing after a 12-month integration period, through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies. The Company also believes that the acquisition will create revenue enhancement opportunities as a result of owning a larger fleet with a greater selection of vessels to match customer demands and enable the Company to further extend the breadth of services provided to its customers.

     Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, which method is used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company changed on a prospective basis, its useful life estimate to 25 years. As a result, the Company expects that its average depreciation expense per vessel will decrease from historical levels.

     As a result of the Bona acquisition, the Company expects that its general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, will begin to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company also anticipates an increase in interest expense arising from debt that was assumed as part of the acquisition.

     All oil/bulk/ore carriers ("O/B/O") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool will be included on a 100% basis in the Company's consolidated financial statements, with the minority participants' share of the O/B/O pool reflected as a time charter hire expense. The Company anticipates that these O/B/Os may have a slight negative impact on the Company's TCE rates over the medium- to longer-term, since these vessels tend to command lower rates than modern Aframax tankers under typical market conditions.

Results of Operations

     Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.




Quarter Ended June 30, 1999 Versus Quarter Ended June 30, 1998

     In the near-term, the Company believes that TCE rates will remain weak as a result of low tanker demand growth, oil production cutbacks, and the large number of newbuilding tankers that are expected to be delivered over the next nine months. Aframax rates, in particular, have declined by approximately 35% from one year ago.

     The Company's net income was $732,000, or 2 cents per share, in the quarter ended June 30, 1999, compared to $25.4 million, or 87 cents per share, in the quarter ended June 30, 1998. There were no asset sales in the current quarter, compared to $7.1 million, or 24 cents per share, in gains on asset sales during the same period last year. Results for the current quarter were affected by the decline in tanker freight rates, partly offset by the change in accounting estimate of the useful life of its vessels from 20 to 25 years.

Income from Vessel Operations

     The Company's average fleet size increased 14.1% in the quarter ended June 30, 1999 compared to the quarter ended June 30, 1998, due mainly to the acquisition of Bona.

     Net voyage revenues decreased 18.1% to $70.9 million in the current quarter, compared to $86.6 million for the same quarter last year. This is mainly the result of a 28.4% decline in the Company's average TCE rate in the current quarter to $15,831 from $22,105 in the same quarter last year, partially offset by the increase in fleet size.

     Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications, increased 12.3% to $23.3 million in the quarter ended June 30, 1999 from $20.8 million in the quarter ended June 30, 1998, as a result of the increase in fleet size.

     Time charter hire expense was $8.9 million in the quarter ended June 30, 1999, up from $5.3 million in the quarter ended June 30, 1998, as the average number of vessels time-chartered-in by the Company was five in the current quarter, compared to four in the same quarter last year. We anticipate an increase in time charter hire expense due to the Bona acquisition because the minority participants' interest in the O/B/O pool managed by Bona is reflected as time charter hire expense.

     Depreciation and amortization expense decreased 19.1% to $19.6 million in the current quarter from $24.3 million in the same quarter last year, reflecting the change in estimated useful life of the vessels from 20 to 25 years, partially offset by the increase in fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $2.4 million in the quarter ended June 30, 1999, the same as in the quarter ended June 30, 1998. Had we retained our previous depreciation policy and applied this policy to the Bona fleet, depreciation expense would have been $5.6 million higher.

     General and administrative expenses rose 35.3% to $7.1 million in the current quarter from $5.3 million in the same quarter last year, primarily as a result of the hiring of additional personnel in connection with the expansion of the Company's operations and the acquisition of Bona.

Interest Expense

     Interest expense decreased 23.5% to $10.7 million in the current quarter from $14.0 million in the same quarter last year, reflecting lower interest rates and a reduction in the Company's total debt prior to the Bona acquisition. The Company anticipates an increase in interest expense arising from the additional debt assumed as part of the Bona acquisition.

     The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior periods' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian Vessels:

        -- ---------------------------------------------- -------------------------- -----------------------
                                                                Quarter Ended            Quarter Ended
                                                                June 30, 1999            June 30, 1998
        -- ---------------------------------------------- -------------------------- -----------------------
           International Fleet:
           Average number of ships                                       49                        42
           Total calendar ship-days                                   4,426                     3,828
           Revenue-generating ship-days (A)                           4,152                     3,649
           Net voyage revenue before
           commissions(B) (000's)                                   $62,762                   $79,583
        -- ---------------------------------------------- -------------------------- -----------------------
           TCE (B/A)                                                $15,116                   $21,810
        -- ---------------------------------------------- -------------------------- -----------------------
           Operating results per calendar ship-day:
                Net voyage revenue                                  $13,794                   $20,260
               Vessel operating expense                               5,155                     4,785
               General and administrative expense                     1,490                     1,259
               Drydocking expense                                       607                       681
        -- ---------------------------------------------- -------------------------- -----------------------
                 Operating cash flow per calendar
                  ship-day                                           $6,542                   $13,535
        -- ---------------------------------------------- -------------------------- -----------------------
        -- ---------------------------------------------- -------------------------- -----------------------

           Australian Vessels:
               Operating cash flow per calendar
               ship-day                                             $14,590                   $13,304
        -- ---------------------------------------------- -------------------------- -----------------------
        -- ---------------------------------------------- -------------------------- -----------------------

           Total Fleet:
              Operating cash flow per calendar
              ship-day                                               $7,161                   $13,486
        -- ---------------------------------------------- -------------------------- -----------------------


LIQUIDITY AND CAPITAL RESOURCES

     As at June 30, 1999, the Company's total liquidity, including cash, marketable securities, and undrawn long-term lines of credit, increased to $184.5 million, up from $143.3 million as at March 31, 1999, mainly as a result of the cash acquired from the Bona acquisition. In addition, as at June 30, 1999, the Company's fleet included 15 unencumbered vessels, including two newbuildings scheduled for delivery in July and September 1999.

     Net cash flow from operating activities decreased to $26.8 million in the current quarter from $44.0 million in the same period one year ago, mainly reflecting the decrease in TCE rates.

     The Company's scheduled debt repayments were $15.4 million during the current quarter, compared to $14.4 million in the same quarter last year.

     During the quarter ended June 30, 1999, the Company incurred capital expenditures for vessels and equipment of $9.5 million mainly for advances on two newbuilding double-hull Aframax tankers, one of which delivered in July 1999 and the other which is scheduled for delivery in September 1999. The Company intends to pay the remaining cost of approximately $8 million for the two newbuildings by using existing cash balances. Cash expenditures for drydocking were $847,000 in the current quarter compared to $2.4 million over the same period one year ago, reflecting a reduction in scheduled drydockings.

     Dividends declared during the current quarter were $6.8 million, or 21.5 cents per share.

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. Some of these applications may be unable to appropriately interpret the calendar year 2000 and certain other dates and some level of modification or replacement of such applications or embedded systems will be necessary.

     The Company has been actively engaged in systematically addressing the Year 2000 problem since December 1997. A Year 2000 Compliance Task Force comprised of employees from a broad cross section of the Company has been charged with the task of ensuring that the Company achieves Year 2000 compliance. The Task Force includes full-time dedicated Year 2000 staff. The Company expects to be largely Year 2000 compliant by October 1, 1999, and to reach full compliance by mid-November 1999.

The Company's Year 2000 compliance project has been divided into several phases.

     1. First, the Company completed a business and safety risk analysis to prioritize the efforts of the Year 2000 Task Force. Those areas of the Company's operations that posed the greatest safety risk or were the most important to the survival and continuity of the business were assigned the highest priority.

     2. Second, a full inventory of all computer hardware and software applications, and all systems which utilize "embedded chips", both on the ships and in the Company's offices, has been completed. Embedded chips are used, for example, in navigation systems, communication systems, safety and detection systems, and electrical and electro-mechanical control systems on the Company's vessels.

     3. Third, a comprehensive audit and test program of information technology and non-information technology systems, such as embedded chips, was developed and is being deployed to ensure seamless operation through all of the dates which have been identified as potentially problematic. These dates include August 22, 1999, September 9, 1999, January 1, 2000, and February 29, 2000. Extensive safe testing has been conducted on vessels and off-line testing will continue later in 1999 during scheduled drydockings. We have requested, and in most cases have received, Certificates of Compliance from the manufacturers of the equipment identified in the inventory phase as possibly containing date sensitive functions. In addition, the Company has completed a "Year 2000 Readiness Survey" with its top customers, lenders, suppliers and other organizations with which it conducts business. This survey has confirmed that our key business partners are aware of the Year 2000 issue, are actively working toward, and expect to achieve Year 2000 compliance. This "investigation phase" is now complete.

     4.  Fourth,  the  Company is  currently  undertaking  remedial  action with respect to all non-compliant systems and items. Remedial action includes modifying, repairing or replacing systems or items which are of high safety or business criticality, or a "work around" strategy for less critical systems. Testing is occurring concurrently with the remedial action. The Company has completed the majority of this work; however, the Company's two Australian-flagged product tankers must be drydocked to have the remedial work done. The second vessel may not be completed until mid-November 1999 due to the scheduling of the drydocking. Currently, the Company is aligning the Bona Year 2000 project with its own.

     5. The final phase consists of preparing contingency plans, vessel placement strategies, and business continuity plans. These plans have been developed and distributed. Final revisions of contingency plans are anticipated to be distributed by September 1999 which will include roll-over procedures. These plans have been developed and refined in consultation with our key business partners. Drills are scheduled for the third and fourth quarter of 1999 to ensure that sea and shore staff are competent with contingency instructions. Global Positioning Systems rollover has been fully addressed through remedial action and contingency plans.

     Although the Company expects to be Year 2000 compliant in a timely manner, no assurance can be given that all of the Company's systems, including those acquired as part of its acquisition of Bona, will be Year 2000 compliant or that its customers, lenders, suppliers or the other organizations with which it conducts business will become fully Year 2000 compliant in a timely manner. If the Company does not achieve full compliance in a timely manner or complete its Year 2000 project within its current cost estimates, or if one or more of its key customers, bankers, lenders, suppliers or other organizations with which it does business fails to become fully Year 2000 compliant, the Company's business, financial condition and results of operations could be adversely affected. There are also risks inherent in the Company's operations arising from the potential failure of systems and equipment aboard other vessels sharing navigable waters with the Company's vessels as well as problems which could arise from the malfunction or failure of port and shore-based infrastructure systems.

     The Company estimates that it will cost $2.5 million to achieve Year 2000 compliance. The increase of $500,000 over the Company's previous estimate is due to the acquisition of Bona. The majority of these costs will either be recovered directly from customers of the Company pursuant to contractual arrangements currently in place or represent ongoing equipment upgrades which would have been undertaken regardless of the Year 2000 issues. Based on the findings of the Year 2000 Task Force to date, the Company does not expect Year 2000 compliance costs to have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

     This Report on Form 6-K for the quarterly period ended June 30, 1999 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near-term; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures, including expenditures for newbuilding vessels; the Company's growth strategy and measures to implement such strategy; cost savings and other benefits that may be realized in connection with the Bona acquisition; the Company's ability to effectively integrate the operations of Bona with the Company's operations; and Year 2000 compliance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures and progress payments on newbuildings; the Company's potential inability to identify embedded processors in a timely manner or to achieve Year 2000 compliance within current cost estimates; the failure of the Company's key business partners to achieve Year 2000 compliance and the subsequent impact on the Company's operating results; the Company's potential inability to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1999
                         PART I - FINANCIAL INFORMATION

ITEM 3 -          MARKET RATE RISKS

     The Company is exposed to market risk from interest and foreign currency rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but do not use financial instruments for trading or speculative purposes.

Interest Rate Risk

     The Company invests its cash and marketable securities in financial instruments with a duration of less than three months within the parameters of its investment policy and guidelines. The majority of these investments pay a rate of return that fluctuates due to changes in market interest rates.

     The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Foreign Exchange Rate Risk

     The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues are earned and most of its operating costs are paid in U.S. dollars. However, the Company incurs a limited amount of operating, drydocking, and overhead expenses in foreign currencies, primarily the Japanese Yen, Korean Won, Singapore Dollar, Canadian Dollar and Australian Dollar. Approximately 15% of vessel and voyage, drydocking and overhead costs and expenditures are denominated in these currencies. The Company can shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

     The Company enters into forward contracts as a hedge against changes in relevant foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

                                           Contract              Carrying Amount                 Fair
                                            Amount            Asset          Liability          Value
--------------------------------------- ---------------- ----------------- --------------- -----------------
June 30, 1999:
FX Forward Contracts                    $     8,291                        $                   $   (141)
Interest Rate Swap Agreements
  - net receivable position                 100,000                                               1,850
Debt                                      1,011,996                         1,011,996           998,496

Fiscal 1999:
FX Forward Contracts                    $     2,905                        $                   $    (22)
Debt                                        641,719                           641,719           637,219
--------------------------------------- ---------------- ----------------- --------------- -----------------

Inflation

     Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1999

                           PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         None

Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

         a.        Exhibits
                  27.1 Financial Data Schedule

         b.        Reports on Form 6-K
                  None

     THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TEEKAY SHIPPING CORPORATION




Date:    August 16, 1999              By:      /s/ Peter S. Antturi
                                      Peter S. Antturi
                                      Vice President and Chief Financial Officer